Exhibit 2.1
AMENDMENT NO. 1 TO
ASSET SALE AND PURCHASE AGREEMENT
     THIS AMENDMENT NO. 1 TO ASSET SALE AND PURCHASE AGREEMENT (this “Amendment”) is made and entered into as of this 1st day of December, 2009 by and between HOLLY REFINING & MARKETING-TULSA LLC, a limited liability company organized and existing under the laws of Delaware (“Holly Tulsa” or a “Buyer”), HEP TULSA LLC, a limited liability company organized and existing under the laws of Delaware (“HEP Tulsa,” or a “Buyer” and together with Holly Tulsa, the “Buyers”), and SINCLAIR TULSA REFINING COMPANY, a corporation organized and existing under the laws of the State of Wyoming (the “Seller”). Seller and the Buyers are referred to individually as a “Party” and collectively as the “Parties.”
     WHEREAS, the Parties entered into that certain Asset Sale and Purchase Agreement, dated as of October 19, 2009 (as amended hereby, the “Agreement”), and now desire to amend certain provisions of such Agreement prior to the Closing, as set forth herein. Capitalized terms used, but not defined, herein shall have the meanings given to them in the Agreement.
     NOW, THEREFORE, in consideration of the foregoing recitals and the agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto, intending to be legally bound, do hereby agree as follows:
     1. Key Material Contracts; Excluded Contracts. The Parties agree that the contract referenced as item #53 (the Axens contract) on Exhibit A to Schedule 2.1.7 of the Disclosure Schedules to the Agreement is hereby removed from the definition of Key Material Contracts set forth in Section 1.1 of the Agreement, and is removed from Exhibit A to Schedule 2.1.7 of the Disclosure Schedules and shall be an “Excluded Contract” pursuant to the Agreement and shall be deemed to be included on Schedule 2.2.10 of the Disclosure Schedules to the Agreement. The Parties also agree that the contract referenced as item #51 (Albemarle contract) on Exhibit A to Schedule 2.1.7 of the Disclosure Schedules to the Agreement is hereby removed from such Exhibit and Schedule.
     2. Closing Credit. The Parties agree that Holly Tulsa shall receive a credit at Closing of Sixty-Eight Thousand One Hundred Fifty-Four Dollars and Five Cents ($68,154.05), to address certain pre-Closing matters, to be applied toward the cash amounts payable by Holly Tulsa to Seller at the Closing pursuant to Section 2.6.1.2(1), as such amounts have been agreed upon by the Parties and set forth in a certain spreadsheet distributed between them addressing such matter.
     3. Hydrocarbon Inventory Valuation and Measurement. The Parties agree that the Hydrocarbon Inventory measurement and valuation procedures to be used in connection with Sections 2.6.3.2 and 2.6.3.3 of the Agreement shall be as set forth on the attached Annex A, comprised of “Part I. Hydrocarbon Inventory Quantification Procedures” and “Part II. Hydrocarbon Inventory Valuation Methodology.” Such Part II document replaces the methodology set forth as Exhibit A to Schedule 2.6.3.2 of the Disclosure Schedules to the Agreement.
     4. Section 6.3.2. The Parties agree that the words “21 days” set forth in the second sentence of Section 6.3.2 shall be deleted and replaced with “15 days,” so that such second sentence of Section 6.3.2 now reads in its entirety as follows: “At least 15 days prior to the Closing Date (but in no event sooner than November 1, 2009), each of the Buyers shall make offers of employment, effective as of the Closing Date and contingent upon the occurrence of the Closing, to those Current Employees to whom such Buyer has elected to extend an offer; provided, however, that for purposes of clarity, it is hereby noted that offers of employment shall not be made to the employees listed on the Excluded Employee List.”
     5. Section 6.3.2 of the Agreement. The Parties have agreed that the bracketed clause below shall be added to Section 6.3.2 of the Agreement, such that the second-to-last sentence of such Section shall now read as follows (without the brackets):
“Any Selected Employee who accepts a Buyer’s offer of employment and who on the Closing Date is on a leave of absence or short-term disability leave consistent with Seller’s or an Affiliate of Seller’s established policies and practices that was authorized by Seller or an Affiliate of Seller prior to the Closing Date, including any FMLA leave or military leave, and returns to work at the end of such authorized leave, [which shall not be longer than six (6) months after the Closing Date, unless applicable Law gives the Current Employee a longer period for returning to work,] shall become employed by the applicable Buyer as of the date of his or her return to work with such date being deemed the Employment Date for such employee; provided that any such Selected Employee shall be required to comply with the applicable Buyer’s return-to-work policies and practices, including, but not limited to, any requirement that the employee establish he or she is able to perform the essential functions of the position, with or without reasonable accommodation.”
     6. Section 7.1.7 of the Agreement. The Parties acknowledge and agree that all of the consents and authorizations from Governmental Authorities specified in Schedule 7.1.7 of the Disclosure Schedules to the Agreement are intended to be and shall be “required for consummation of the transactions contemplated by [the] Agreement,” and as such are part of Buyers’ conditions to Closing pursuant to Section 7.1 of the Agreement.
     7. Union Pacific Property. Seller agrees to execute and deliver to Holly Tulsa at Closing a quit-claim deed conveying to Holly Tulsa any and all right, title or interest of Seller in and to that certain real property purportedly retained by Union Pacific Railroad Company, which real property bisects the Owned Real Property and was described as the “Excepting therefrom” parcel on Exhibit A to that certain Quitclaim Deed from Union Pacific Railroad Company to Sinclair Tulsa Refining Company, dated April 29, 2008, and filed in the office of the Tulsa

County Recorder on May 1, 2008 as Document No. 2008044833. The form of quit-claim deed will be agreed upon by the parties.
     8. Exchange Agreement. The Parties agree that all of the finished gasoline and diesel fuel located at the Tulsa Refinery which are within the definition of “Excluded Hydrocarbon Inventory” shall be transferred to Holly Tulsa at Closing pursuant to an Exchange Agreement between Holly Tulsa and Sinclair Oil Corporation, the form of which shall be agreed upon by the Parties.
     9. Terminalling Agreement. The Parties have agreed that Section 2.9.1.16 of the Agreement shall be deleted and replaced in its entirety with the following:
2.9.1.16 terminalling agreements (collectively, the “Terminalling Agreement”) in mutually agreed upon forms between Holly Tulsa and Seller or SOC, as applicable; and
     10. Maximo Contract. The Parties have agreed that Seller shall continue in force, and provide to the Buyers for ninety (90) days following the Closing Date, the services provided to Seller (or its affiliates, as applicable) pursuant to that certain Maximo Strategic Asset and Service Management Purchase Order (which contract is set forth as item #8 on Schedule 2.2.10) and to include such services provided under such contract as a Transition Service under the Transition Services Agreement.
     11. Severance Costs. With respect to Section 6.3.3 of the Agreement, the Parties agree that there are no “Severance Costs” in excess of the agreed threshold, as referenced in clause “(b)” included within such Section, and that no amounts are due to Seller pursuant thereto.
     12. Stipulated Value of Owned Real Property. The Parties hereby stipulate that the value of the Owned Real Property, for purposes of the Oklahoma state documentary stamp tax only, is Fourteen Million Four Hundred Fifty Thousand Dollars ($14,450,000). The Parties further agree that the foregoing stipulated value shall not be utilized in connection with any other valuation of the Owned Real Property or the Assets, and that the stipulated value set forth above shall not be considered, relied upon or otherwise taken into account with respect to the valuation and allocation contemplated by Section 2.6.2 of the Agreement (or for any other similar purposes), it being the intent of the Parties that such valuation shall be completely independent of the valuation of the Owned Real Property for purposes of documentary stamp tax.
     13. Sections 6.5.1 and 6.5.3. The first word in Section 6.5.1 of the Agreement, “Promptly”, shall be deleted and replaced with “Within 180 days,” so that the sentence now begins “Within 180 days after the Closing, . . .”. With respect to Section 6.5.3 of the Agreement, Holly Tulsa and HEP Tulsa have determined that all of the obligations referred to therein shall be allocated to Holly Tulsa.

     14. Section 2.9.1.3. The word “and” immediately preceding and the semicolon at the end of sub-section (iii) of Section 2.9.1.3 shall be deleted, and the following shall be added to the end of Section 2.9.1.3: “; (iv) a Blanket Assignment (the “Union Pacific Blanket Assignment”), substantially in the form attached hereto as Exhibit B(4), pursuant to which the Seller conveys and assigns (or causes its Affiliates to convey and assign, as applicable) to Holly Tulsa all right, title and interest in and to the licenses and crossing agreements identified as A-2 through and including A-18, A-20 through and including A-23, A-26, A-27, A-29 through and including A-37, A-39 and A-40 on “Exhibit A” to that certain Assignment of Licenses, Easements, Rights of Way, Leases and Uses, dated July 29, 1983, between Texaco Inc., as Assignor, and Sinclair Oil Corporation, as Assignee (the “Texaco Assignment”); (v) a Quit Claim Assignment (the “Quit Claim Assignment”), substantially in the form attached hereto as Exhibit B(5), pursuant to which the Seller shall quit claim and assign (or causes its Affiliates to quit claim and assign, as applicable) to Holly Tulsa all right, title and interest in and to the licenses, crossing agreements and lease identified as A-1, A-19, A-24, A-25, A-28 and D-1 on “Exhibit A” to the Texaco Assignment, as well as all items listed on the pages entitled “F. ORAL LICENSES OR USES BY TEXACO WHICH MAY OR MAY NOT BE VALID AND ENFORCEABLE GRANTS OF EASEMENTS, RIGHTS OF WAY, OR INTERESTS IN LAND” on “Exhibit A” of the Texaco Assignment; (vi) an Assignment (the “Strong Capital Assignment) substantially in the form attached hereto as Exhibit B(6), pursuant to which the Seller conveys and assigns (or causes its Affiliates to convey and assign, as applicable) to Holly Tulsa all right, title and interest in and to the license and crossing agreement identified as A-38 on “Exhibit A” of the Texaco Assignment; (vii) an Assignment of Recorded Easement (the “Assignment of Recorded Easement”), substantially in the form attached hereto as Exhibit B(7), pursuant to which the Seller shall convey and assign (or causes its Affiliates to convey and assign, as applicable) to Holly Tulsa all right, title and interest in and to the Easement Agreement identified as A-42 on “Exhibit A” of the Texaco Assignment; and (vii) an Assignment of Un-Recorded Easement (the “Assignment of Un-Recorded Easement”), substantially in the form attached hereto as Exhibit B(8), pursuant to which the Seller shall convey and assign (or causes its Affiliates to convey and assign, as applicable) to Holly Tulsa all right, title and interest in and to the Easement Agreement identified as A-41 on “Exhibit A” of the Texaco Assignment.” In connection with the foregoing amendment, the definition of “Railroad Agreement” shall be revised to delete items A-1, A-19, A-24, A-25 and D-1 on “Exhibit A” to the Texaco Assignment, as well as all items listed on the pages entitled “F. ORAL LICENSES OR USES BY TEXACO WHICH MAY OR MAY NOT BE VALID AND ENFORCEABLE GRANTS OF EASEMENTS, RIGHTS OF WAY, OR INTERESTS IN LAND on “Exhibit A” to the Texaco Assignment, which items shall be conveyed to Buyers pursuant to the Quit Claim Assignment in accordance with the requirements of Section 2.9.1.3.”
15. WGS Matters. The Parties agree that the Wet Gas Scrubber for the FCC Unit that is included as a part of the Environmental Compliance Projects (the “WGS”) has certain design deficiencies (collectively, the “Design Deficiencies”), primarily those related to the failure to design the WGS to operate at a maximum of a two (2) pound (psi) pressure drop. The Parties disagree as to whether the Design Deficiencies adversely affect the operation or performance of the WGS or the FCC Unit. Notwithstanding that disagreement, the Parties have agreed to proceed with the Closing as of December 1, 2009, based on the following provisions and subject to the other terms and conditions of the Agreement:
A. Escrow Account. At the Closing, Holly Tulsa will holdback the sum of TEN MILLION DOLLARS ($10,000,000) (the “Escrow Amount”) of the Holly Tulsa portion of the cash portion of the Purchase Price payable to Seller pursuant to this Agreement at the Closing. As soon as practical but in any event within ten (10) days after the Closing Date, the Parties will establish an interest bearing escrow account (the “Escrow Account”) with a mutually acceptable national bank (the ‘Escrow Agent”) that either (i) has no relationship with any Party or (ii) waives all rights to the escrow as collateral for any loan with any of the Parties and agrees to hold the Escrow Amount merely as a trust agent. The form of the escrow agreement entered into in connection with the establishment of the Escrow Account shall be reasonably acceptable to both Seller and Holly Tulsa. Concurrently with the entry into the escrow agreement, Holly Tulsa shall deposit the Escrow Amount into the Escrow Account. The Parties agree that no portion of the Escrow Amount will be available for use by Seller in paying for the costs of the Corrective Work (as defined below) and that the Corrective Work will be funded directly by Seller. Any fees and expenses charged by the Escrow Agent to establish and maintain the Escrow Account shall be paid equally by Seller and Holly Tulsa. The Escrow Amount is in addition to, and not in lieu of, the amounts provided for in Section 6.7.1.3 of the Agreement.
B. Environmental Compliance Projects. Notwithstanding the reference in subpart (ii) of the definition of Final Completion in the Agreement, Holly Tulsa agrees not to assert that the Design Deficiencies mean that Mechanical Completion or Final Completion of the Environmental Compliance Projects has not occurred or may not occur; provided that Holly Tulsa reserves the right to assert that Mechanical Completion or Final Completion has not occurred for any other reason provided for in the Agreement.
C. Corrective Work. Seller shall retain, at Seller’s sole cost and expense, MECS, Inc., a professional engineering firm, (“MECS”) to identify the Design Deficiencies and to design and engineer changes to the WGS that are mutually acceptable to Seller and Holly Tulsa to resolve such Design Deficiencies, including but not limited to, the redesign and modification of the WGS to operate with a maximum of a two (2) pound (psi) pressure drop and to meet all applicable requirements for Final Completion, as defined in the Agreement but subject to Section 15.B. (collectively, the “Corrective Work”). Seller shall instruct MECS to design the Corrective Work in accordance with prudent industry standards taking into account the goal of minimizing the aggregate amount of Corrective Costs (as defined in 15.D below), Economic Damages (as defined in Section 15.F), if any, and short-term and long-term operating and maintenance costs. If Seller or Holly Tulsa disagrees with the recommendations of MECS, such disagreement shall be resolved as set forth in Section 15.I below.
D. Corrective Costs. After the Corrective Work has been agreed upon by the Seller and Holly Tulsa or resolved pursuant to Section 15.I below, Seller shall proceed to promptly and expeditiously perform and provide or arrange for the provision of, at Seller’s sole cost and expense (the “Corrective Costs”), all construction, installation, labor, equipment, materials, services and technology necessary to complete the Corrective Work as soon as practicable but in no event later than the end of any turnaround that Holly Tulsa makes available for the Corrective Work to be performed (as long as any such turnaround does not occur so soon after the date hereof that Seller has not had a reasonable opportunity to prepare for such Corrective Work). Holly Tulsa shall permit Seller to complete the Corrective Work in the first turnaround of the Tulsa Refinery after the date hereof which involves the FCC Unit. In the event that Seller fails to complete the Corrective Work as required above for reasons not attributable to Buyers, Holly Tulsa shall have the right to take over the performance of such Corrective Work and all reasonably incurred Corrective Costs shall be paid by Seller. Seller and its contractors shall have a license to enter on the Owned Real Property for the purpose of effecting the Corrective Work subject to terms and conditions consistent with those set forth in Section 6.7.1.10 of the Agreement, and Holly Tulsa shall cooperate with Seller’s reasonable requests in connection with the Corrective Work. Notwithstanding the foregoing, Seller agrees that Holly Tulsa has no obligation to perform a turnaround of the FCC Unit prior to the turnaround that is currently scheduled for December 2010 (the “Scheduled Turnaround”), but which may be accelerated or delayed in Holly Tulsa’s sole discretion; provided, however, that if Holly Tulsa elects to delay the Scheduled Turnaround beyond December 2010, then Seller shall have no responsibility for Economic Damages, if any, after December 2010; and provided further, that Holly Tulsa’s right to recover Economic Damages, if any, may be limited as provided in Section 15.G below if Holly Tulsa refuses to accelerate the Scheduled Turnaround as provided in Section 15.G.
E. Payment of Economic Damages. Until the Corrective Work has been completed, if the Parties mutually agree or if the Economic Consultant determines that Holly Tulsa has incurred Economic Damages (as defined in 15.F below), then within ten (10) Business Days thereafter Seller shall pay Holly Tulsa the full amount of such Economic Damages, such payment to be made first from the Escrow Account and, if the Escrow Account has been exhausted, then directly from Seller. Seller and Holly Tulsa shall promptly execute an order to the Escrow Agent directing the Escrow Agent to promptly pay the amount of Economic Damages, if any, agreed upon by the Parties or certified by the Economic Consultant.

F. Determination of Economic Damages. As used herein, the term “Economic Damages” means adverse economic costs to Buyers, if any, caused by (i) the Design Deficiencies, (ii) any shutdown other than the Scheduled Turnaround required for the Corrective Work, or (iii) any unintended shutdown of the FCC Unit caused by the Design Deficiencies. Economic Damages include, without limitation, any economic consequences to Buyers of the following items, without duplication, in each case to the extent caused by the matters referred to in clauses (i), (ii) or (iii) of the preceding sentence: increased engineering, construction, repair, maintenance, operation and downtime costs and expenses, and other incremental operational costs, Damages, lost income, consequential damages and other negative effects, including any lost income, costs associated with maintenance to restart the unit, product commitment coverage and resale of crude oil already purchased in connection with any unintended or unscheduled turnaround. Economic Damages shall not duplicate Corrective Costs. If Holly Tulsa has not operated the Tulsa Refinery in a prudent manner consistent with industry standards and in a manner otherwise consistent with the manner Holly Tulsa would have operated the Tulsa Refinery if it had no recourse against Seller pursuant to this Section 15 (the “Applicable Standard”), then Economic Damages shall be reduced to the amount the Economic Damages would have applied if Holly Tulsa operated the Tulsa Refinery consistent with the Applicable Standard.
G. Timing of Corrective Work. Seller shall have the right to request Holly Tulsa to allow Seller to effect the Corrective Work at any time that Seller believes will result in the lowest aggregate amount of Corrective Costs and Economic Damages, if any. If effecting the Corrective Work at such requested time will result in a temporary shutdown or unscheduled turnaround, then Seller shall be responsible for the Economic Damages caused by such shutdown or turnaround. If Holly Tulsa refuses to allow Seller to effect the Corrective Work at the requested time (unless allowing the Corrective Work at such time would not be prudent for reasons other than the Economic Damages for which Seller must make Holly Tulsa whole), then Seller shall thereafter not be responsible for Economic Damages greater than it would have incurred had it been permitted to effect the Corrective Work at the requested time. If the Parties cannot agree as to whether the shutdown or turnaround at the requested time is prudent, such dispute shall be resolved by the Economic Consultant.
H. Economic Consultant. Within ten (10) Business Days after Closing, Seller and Holly Tulsa shall agree upon a professional engineering firm (the “Economic Consultant”) to determine at the end of each calendar month the amount of Economic Damages, if any. The Economic Consultant shall have experience in fluid catalytic cracker unit and petroleum refinery operations and economics and the expertise to determine the Economic Damages, if any. The Economic Consultant shall not have any existing relationship with either Seller or Buyers (unless such relationship is fully disclosed to the other Parties and is approved by such other Parties in their sole discretion). The Economic Consultant’s decision as to the timing of a shutdown or turnaround, or the amount of the Economic Damages, if any, shall be final and binding on the Parties and is not appealable. The fees and expenses of the Economic Consultant shall be shared equally by the Parties. In the event that the Parties are unable to agree upon the Economic Consultant within such ten (10) Business Day period, then within twenty (20) Business Days following the end of such period, each of Holly Tulsa and Seller shall propose an engineering firm which such proposing Party in good faith believes has such qualifications, and such two named firms shall name a third engineering firm that has such expertise, and such named firm shall be the Economic Consultant.
I. Dispute Resolution for Design Deficiencies. If the Parties are unable to agree on the nature or scope of the Corrective Work necessary to resolve the Design Deficiencies as recommended by MECS or whether the Corrective Work has been completed, then within ten (10) Business Days Seller and Holly Tulsa shall agree upon a professional engineering firm (the “Design Consultant” and together with the Economic Consultant, the “Consultants” or individually, a “Consultant”) to determine the nature and scope of the Corrective Work or whether the Corrective Work has been completed, as applicable. The Design Consultant shall have expertise in FCC Unit and Wet Gas Scrubber design, engineering and operations. The Design Consultant shall not have any existing relationship with either Seller or Buyers (unless such relationship is fully disclosed to the other Parties and is approved by such other Parties in their sole discretion). In the event that the Parties are unable to agree upon the Design Consultant within such ten (10) Business Day period, then within twenty (20) Business Days following the end of such period, each of Holly Tulsa and Seller shall propose an engineering firm which such proposing Party in good faith believes has such qualifications, and such two named firms shall name a third engineering firm that has such expertise, and such named firm shall be the Design Consultant. The Design Consultant’s decision as to the Corrective Work shall be final and binding on the Parties and is not appealable. The fees and expenses of the Design Consultant shall be the shared equally by the Parties.
J. Access and Submissions. Seller and Holly Tulsa may, and shall upon the request of a Consultant, submit analysis and other documentation to such Consultant and the other Party for consideration. In addition, Holly Tulsa shall make available to Seller and the Consultants, and Seller shall make available to Holly Tulsa and Consultants, non-privileged data and other non-privileged documentation with respect to the performance of the Tulsa Refinery that is relevant to such Consultant’s determination. Seller and the Consultants shall have reasonable access to the Tulsa Refinery in the manner contemplated by Section 6.7.1.10 of the Agreement for purposes of gathering information that can only be obtained with a site visit and that is relevant to the Consultants’ determinations. All such information shall be subject to the confidentiality provisions of the Agreement, which provisions shall survive the

Closing. All Consultants will be required to execute appropriate confidentiality agreements. All such access and disclosure of such information shall be subject to applicable Laws.
K. Inapplicability of Certain Limitations. The Minor Claims, Threshold Amount and Indemnity Cap Limitations on indemnification under Section 8.4 of the Agreement shall not apply to this Section 15. The remedy provided by this Section 15 shall be in addition to the other remedies provided by Section 8.5 of the Agreement. The Economic Consultant’s determination of Economic Damages, if any, shall not be limited by Section 8.9 of the Agreement or otherwise.
L. Excluded Assets. The definition of Excluded Assets shall be amended to add as an Excluded Asset all claims, demands, causes of action, rights of recovery and similar rights in favor of the Seller or any Affiliate of the Seller of any kind (including amounts collected in connection therewith) to the extent but only to the extent (i) related to the provision of any goods or services that relate to the FCC Unit or the related Wet Gas Scrubber and (ii) such claims may be asserted by Seller against the provider of such goods or services (other than Buyers or their Affiliates) for Corrective Costs incurred by Seller and/or Economic Damages, if any, paid by Seller to Holly Tulsa from the Escrow Account or otherwise. Holly Tulsa agrees to cooperate with Seller’s reasonable requests for assistance in pursuing any such rights against any such provider; provided that Holly Tulsa shall not be obligated to incur any costs or liability in connection with any such assistance.
M. Completion of Corrective Work. Seller may notify Holly Tulsa in writing that it believes the Corrective Work has been completed and the Parties, with the assistance of MECS, shall attempt to determine whether the Corrective Work has been completed. If the Parties are unable to agree within ten (10) Business Days after Seller notice whether the Corrective Work has been completed or not, either Party may give written notice of such disagreement to the other Party and to the Design Consultant and thereafter the Design Consultant shall determine whether the Corrective Work has been completed. Seller shall have no responsibility for any Corrective Costs or Economic Damages on and after the time which the Corrective Work has been completed (as determined above) other than Corrective Costs and Economic Damages, if any, incurred prior to such time.
N. Disbursement of Escrow Account. Any remaining funds in the Escrow Account shall be paid to Sinclair only after but promptly after (i) the Corrective Work has been completed (as determined in accordance with Section 15.M), (ii) Holly Tulsa has been reimbursed for any Corrective Costs it reasonably incurred, including, but not limited to costs due to Seller’s non-performance of the Corrective Work and/or non-payment of the Corrective Costs, and (iii) all Economic Damages, if any, have been paid to Holly Tulsa. The Parties agree to direct the Escrow Agent to make the payments contemplated herein.

O. Notices. In addition to the notices required under the Agreement, notices regarding matters covered by this Section 15 shall also be delivered to the following:
Holly Refining & Marketing — Tulsa
1700 South Union Avenue
Tulsa, OK, 74107
Attn: James Resinger
Tel: 918-594-6262
Email: Jim.resinger@hollycorp.com
     16. Corrective Special Warranty Deed. Due to discrepancies and gaps encountered by the Title Company in connection with its investigation into Seller’s chain of title with respect to certain portions of the Owned Real Property, Seller and Buyers have elected to proceed to Closing utilizing a Special Warranty Deed that excludes certain real property historically subject to railroad rights-of-way (such railroad rights-of-way to be initially conveyed by Seller to Buyers by quit claim deed) and reflects certain Permitted Encumbrances that the Title Company expects it will be able to eliminate or narrow in scope with additional investigation and research. Accordingly, Seller covenants and agrees that, for a period of ninety (90) days following the Closing, if the Title Company agrees to insure portions of such railroad rights-of-way or to eliminate Permitted Encumbrances listed on the Special Warranty Deed delivered at Closing, Seller shall execute and deliver to the grantee under the Special Warranty Deed a corrective or reformative special warranty deed reflecting such modifications to the Title Policy. Such corrective or reformative special warranty deed shall be in the form of the Special Warranty Deed delivered in connection with the Closing, except for such modifications as are necessary to properly reflect its corrective or reformative nature consistent with the modifications to the Title Policy.
     17. Final Completion. For avoidance of doubt, subpart (iv) of the defined term “Final Completion” is to be demonstrated by Seller achieving each of the items listed in the Environmental Compliance Projects Agreement executed by the Parties of even date herewith. The Parties do not intend that the Environmental Compliance Projects Agreement in any way replace subparts (i), (ii) or (iii) of the definition of “Final Completion.”
     18. CapEx Amounts. Section 6.7.1.3(a) of the Agreement is amended and restated in its entirety as follows:
     (a) Ten Million Dollars ($10,000,000) payable (i) Eight Million Dollars ($8,000,000) at Closing and (ii) Two Million Dollars ($2,000,000) fifteen (15) days following Mechanical Completion of each of the following items:

                    (I) Safety:
                    A. Steam tracing and insulation
                    B. Safety showers
                    C. Lighting
          (II.) DAF project/wastewater treatment plant modifications required by subsection f. in the definition of “Mechanical Completion”
     18. No Further Amendment; Miscellaneous. Except as specifically provided in this Amendment, the remaining provisions of the Agreement remain in effect according to their respective terms. The “Miscellaneous” provisions set forth in Article 11 of the Agreement, are hereby incorporated herein by reference.
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     IN WITNESS WHEREOF, the Parties hereto have executed this Amendment No. 1 to Asset Sale and Purchase Agreement as of the date first above written.

Seller: SINCLAIR TULSA REFINING COMPANY a Wyoming corporation
By:	/s/ Ross B. Matthews
	Name:	Ross B. Matthews
	Title:	Vice President

Buyers: HOLLY REFINING & MARKETING-TULSA LLC, a Delaware limited liability company
By:	Holly Refining & Marketing Company, Member

By:	/s/ George Damiris
	Name:	George Damiris
	Title:	Vice President, Supply and Marketing

HEP TULSA LLC a Delaware limited liability company
By:

By:	/s/ David G. Blair
	Name:	David G. Blair
	Title:	Senior Vice President

CONSENT
     The undersigned Guarantors hereby consent to this Amendment No. 1 to Asset Sale and Purchase Agreement as of the date first above written.

HOLLY CORPORATION
By:	/s/ David L. Lamp
	Name:	David L. Lamp
	Title:	President

HOLLY ENERGY PARTNERS—OPERATING, L.P.
By:	/s/ David G. Blair
	Name:	David G. Blair
	Title:	Senior Vice President

THE SINCLAIR COMPANIES
By:	/s/ Ross B. Matthews
	Name:	Ross B. Matthews
	Title:	C.O.O.

ANNEX A
[see attached]